Filed pursuant to Rule 424(b)(3)
Registration No. 333-254885

Prospectus Supplement No. 7

(to Prospectus dated June 17, 2021)

ARRIVAL

20,112,493 ORDINARY SHARES and

573,798,878 ORDINARY SHARES

This prospectus supplement updates and supplements the prospectus dated June 17, 2021 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-254885). This prospectus supplement is being filed to update and supplement the information in the Prospectus and in the related prospectus supplements dated June 21, 2021, July 1, 2021, July 23, 2021 and September 2, 2021, respectively, with information contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2021 (the “Current Report”).

The Prospectus and this prospectus supplement relate to: (1) the issuance by us of up to 20,112,493 ordinary shares with a nominal value of €0.10 (“Ordinary Shares”), of Arrival, a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company,” “we,” “our”) that may be issued upon exercise of warrants to purchase Ordinary Shares at an exercise price of $11.50 per Ordinary Share and (2) the resale of up to 573,798,878 Ordinary Shares by the Selling Securityholders (as defined in the Prospectus) identified in the Prospectus, as amended and supplemented from time to time.

Our Ordinary Shares are listed on the Nasdaq Stock Market, or the Nasdaq, under the symbol “ARVL.” On November 26, 2021, the last reported sale prices of our Ordinary Shares was $9.62 per share.

This prospectus supplement updates and supplements the information in the Prospectus, including any amendments or supplements thereto, and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any subsequent amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, and if there is any inconsistency between the information in the Prospectus, any prior amendments or supplements thereto, and this prospectus supplement, you should rely on the information in this prospectus supplement. The information in this prospectus supplement modifies and supersedes, in part, the information in the Prospectus, including any amendments or supplements thereto. Any information in the Prospectus or any prior amendments or supplements thereto, that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this prospectus supplement. You should not assume that the information provided in this prospectus supplement, the Prospectus or any prior amendments or supplements thereto, is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus, any prior amendments or supplements thereto, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus or any prior amendments or supplements thereto, is correct as of any time after the date of that information.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 11 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this Prospectus Supplement No. 7. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 29, 2021

Recent Developments

On November 23, 2021, we closed our underwritten public follow-on offering of 37,229,736 Ordinary Shares (the “Follow-on Offering”) and our private offering (the “Notes Offering”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) of $320.0 million in aggregate principal amount of green convertible senior notes due 2026 (the “Notes”). Goldman Sachs International, J.P. Morgan Securities LLC, Barclays Capital Inc. and Cowen and Company, LLC acted as underwriters to the Follow-on Offering and as initial purchasers to the Notes Offering.

The Follow-on Offering

The 37,229,736 Ordinary Shares were offered and sold at a public offering price of $9.50 and were offered pursuant to a registration statement on Form F-1 (File No. 333-261136) that was filed on November 17, 2021 and was declared effective by the SEC on November 18, 2021. The Follow-on Offering is inclusive of the underwriters’ full exercise of their option to purchase an additional 4,856,052 Ordinary Shares. The net proceeds to us from the Follow-on Offering are approximately $337.8 million, after estimated underwriting discounts and commissions but before deducting estimated offering expenses.

The Notes Offering

The $320.0 million aggregate principal amount of Notes were sold in an offering exempt from registration pursuant to Rule 144A under the Securities Act and is inclusive of the initial purchasers’ full exercise of their option to purchase an additional $45.0 million of Notes. The Notes bear interest at a rate of 3.50% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2022. The initial conversion rate for the Notes is 84.2105 Ordinary Shares per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $11.88 per Ordinary Share), subject to adjustment if certain events occur. In addition, if certain corporate events that constitute a “Make-Whole Fundamental Change” (as defined in the Indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time. Before the close of business on the business day immediately preceding June 1, 2026, holders will have the right to convert their Notes only upon the occurrence of certain events. On or after June 1, 2026, holders will have the right to convert their Notes at any time at their election until the close of business on the second scheduled trading day immediately preceding the maturity date.

The Company may not redeem the Notes at its option at any time before December 6, 2024. The Notes will be redeemable, in whole or in part, at the Company’s option at any time, and from time to time, on or after December 6, 2024 and on or before the 36th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of the Company’s common stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice; and (ii) the trading day immediately before the date the Company sends such notice. In addition, calling any Note for redemption will constitute a Make-Whole Fundamental Change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption. We may redeem the Notes, in whole but not in part, following the occurrence of certain tax law changes as in the Indenture at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

If certain corporate events that constitute a “Fundamental Change” (as defined in the Indenture) occur, noteholders may require the Company to repurchase their Notes at a cash repurchase price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. The definition of Fundamental Change includes certain business combination transactions involving the Company and certain de-listing events with respect to the Company’s common stock.

The Indenture contains customary event of default provisions and customary covenants relating to the Company’s ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the consolidated assets of the Company and its subsidiaries, taken as a whole, to another person.

The offer and sale of the Notes and our Ordinary Shares issuable upon conversion of the Notes, if any, have not been and will not be registered under the Securities Act or any state securities laws, and unless so registered, the Notes and such Ordinary Shares, if any, may not be offered or sold in the United States except pursuant to an applicable exemption from registration requirements. The net proceeds to us from the Notes Offering are approximately $310.4 million, after deducting the initial purchasers’ discount but before offering expenses.